Exhibit 99.(V)

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
                                    P R O X Y
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                  Annual Meeting of Stockholders April 16, 2002

     The undersigned,  revoking all previous proxies,  hereby appoints Sebastiao
T. Cunha, Rubens Amaral, Will C. Wood and Gonzalo Menendez Duque, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Corporation") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Corporation to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama, Republic of Panama, on April 16, 2002 at 10:00 a.m. (Panamanian time), and at any adjournments thereof.

     Unless otherwise specified in the squares provided, the undersigned's vote will be cast FOR Proposals (1), (2), (3) and (5), and, if Proposal (3) is not approved, FOR Proposal (4) and in the proxy holder's discretion with respect to any other matter which may properly come before the meeting.

     When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Corporation's audited financial statements for the fiscal year ended December 31, 2001; FOR the appointment of KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002; FOR the approval of the amendment of Article 12 of the Articles of Incorporation of the Corporation; in accordance with the best judgment of the proxy holders with respect to the election of directors nominated at the Annual Meeting to represent the holders of Class A and Class B Shares; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

     (Continued and to be dated and signed on the reverse side.)


                                   Banco Latinoamericano de Exportaciones, S. A. Calle 50 y Aquilino de la Guardia
                                   Panama, Republic of Panama

1. Approval   of   the   Corporation's        FOR       AGAINST      ABSTAIN
   audited  financial  statements  for        |_|         |_|          |_|
   the fiscal year ended  December 31,
   2001.

2. Appointment of KPMG Peat Marwick as        FOR       AGAINST      ABSTAIN
   the    Corporation's    independent        |_|         |_|          |_|
   auditors for the fiscal year ending
   December 31, 2002.

3. Approval of the proposed  amendment        FOR       AGAINST      ABSTAIN
   of  Article 12 of the  Articles  of        |_|         |_|          |_|
   Incorporation of the Corporation.

4. In  the  event  proposal  3 is  NOT
   approved:

   ONLY FOR HOLDERS OF CLASS A SHARES:    FOR     granting    WITHHOLD authority
   Election of one Class A Director.      proxy    holders    to  vote  for  any
                                          the   discretion    nominated  Class A
                                          to vote  for any    Director
                                          nominated  Class
                                          A Director
                                                |_|                  |_|

   ONLY FOR HOLDERS OF CLASS B SHARES:    FOR     granting    WITHHOLD authority
   Election of two Class B Directors.     proxy    holders    to  vote  for  any
                                          the   discretion    nominated  Class B
                                          to vote  for any    Director
                                          nominated  Class
                                          B Director
                                                |_|                  |_|

   Candidates  for  the  directorships
   representing  the  holders  of  the
   Class  A  Shares  and  the  Class B
   Shares  will  be  nominated  at the
   Annual  Meeting  by the  holders of
   such  Class A  Shares  and  Class B
   Shares, respectively.

5. In   the   event   proposal   3  IS
   approved:

   ONLY FOR HOLDERS OF CLASS A SHARES:    FOR     granting    WITHHOLD authority
   Election of two Class A Directors.     proxy    holders    to  vote  for  any
                                          the   discretion    nominated  Class A
                                          to vote  for any    Director
                                          nominated  Class
                                          A Director
                                                |_|                  |_|

   ONLY FOR HOLDERS OF CLASS B SHARES:    FOR     granting    WITHHOLD authority
   Election of two Class B Directors.     proxy    holders    to  vote  for  any
                                          the   discretion    nominated  Class B
                                          to vote  for any    Director
                                          nominated  Class
                                          B Director
                                                |_|                  |_|

   Candidates  for  the  directorships
   representing  the  holders  of  the
   Class  A  Shares  and  the  Class B
   Shares  will  be  nominated  at the
   Annual  Meeting  by the  holders of
   such  Class A  Shares  and  Class B
   Shares, respectively.

6. In the proxy  holder's  discretion,
   with respect to any other  business
   which may properly  come before the
   Annual Meeting or any  adjournments
   thereof.

                                              Votes must be indicated
                                              (x) in Black or Blue ink. |_|

     When this proxy card is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Corporation's audited financial statements for the fiscal year ended December 31, 2001; FOR the appointment of KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002; FOR approval of the amendment of Article 12 of the Articles of Incorporation of the Corporation; in accordance with the best judgment of the proxy holders with respect to the election of directors nominated at the Annual Meeting to represent the holders of Class A and Class B Shares; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

PLEASE SIGN AND RETURN PROMPTLY IN THE ENCLOSED DHL ENVELOPE.


DATE:  ________________________, 2002

_____________________________________
    (Signature of Stockholder)